02036353

Securities and Exchange Commission
Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file number 1-4368

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

THE LTV STEEL GROUP EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The LTV Corporation
6801 Brecksville Road
Independence, Ohio 44131

REQUIRED INFORMATION

Financial Statements

The LTV Steel Group Employee Stock Ownership Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Audited Financial Statements and Supplemental Schedules of the Plan as of December 31, 2000 and December 31, 2001 and for the year ended December 31, 2001.

Exhibits

23.1 Consent of Ernst & Young LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

The LTV Steel Group Employee Stock Ownership Plan

Frank E. Filipovitz
Vice President-Human Resources

Date June 25, 2002

efa/12660

Audited Financial Statements and Supplemental Schedules

THE LTV STEEL GROUP EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 2001 and 2000 and
Year Ended December 31, 2001

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

THE LTV STEEL GROUP EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 2001 and 2000 and Year Ended December 31, 2001

Ernst & Young
Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405
Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Board of Directors
The LTV Corporation

We have audited the accompanying statements of net assets available for benefits of The LTV Steel Group Employee Stock Ownership Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Plan will continue as a going concern. As more fully described in Note A, LTV Steel Company, Inc., the Plan Sponsor, is a wholly-owned subsidiary of The LTV Corporation. The LTV Corporation, as well as the Plan Sponsor and 47 of the LTV Corporation's other subsidiary companies, filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on December 29, 2000. On December 7, 2001, the United States Bankruptcy Court in the Northern District of Ohio, Eastern Division, approved The LTV Corporation's commencement of liquidation proceedings under The LTV Corporation Asset Protection Plan. The Asset Protection Plan includes the orderly liquidation of the Plan Sponsor. Because of the aforementioned conditions and proceedings relating to The LTV Corporation and its subsidiaries, the parent company's actions had a substantial effect on the Plan Sponsor and the Plan; therefore, there is substantial doubt about whether the Plan will continue as a going concern. The 2001 financial statements of the Plan do not include any adjustments to reflect the possible future effects on the recoverability and classification of Plan assets that may result from the outcome of this uncertainty.

Ernst + Young LLP

June 20, 2002

The LTV Steel Group Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31, 2001	December 31, 2000
Assets		
Investments, at fair value:		
EB Temporary Investment Fund	$ 1,358,905	$ 1,675,570
The LTV Corporation Common Stock	-	844,175
Total investments	1,358,905	2,519,745
Receivables:		
Income	2,525	9,443
Other	-	10,630
Total receivables	2,525	20,073
Net Assets Available for Benefits	$ 1,361,430	$ 2,539,818

See Notes to Financial Statements.

The LTV Steel Group Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2001
Additions:	
Investment income:	
Net gain from common collective trust	$ 66,613
Deductions:	
Benefits paid to participants	806,002
Net depreciation in The LTV Corporation Common Stock	438,999
	1,245,001
Net decrease	(1,178,388)
Net Assets available for benefits:	
Beginning of year	2,539,818
End of year	$ 1,361,430

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

THE LTV STEEL GROUP EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 2001 and 2000 and
Year Ended December 31, 2001

NOTE A – STATUS OF PLAN SPONSOR

On December 29, 2000, The LTV Corporation (LTV) and forty-eight of its wholly owned subsidiaries, including LTV Steel Company, Inc., the Plan Sponsor, filed for reorganization under Chapter 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court in the Northern District of Ohio, Eastern Division (the "Court"). LTV is managing its business as debtor-in-possession under the supervision of the Court and may not engage in transactions outside the ordinary course of business without approval of the Court.

On December 7, 2001, the Court approved implementation of LTV's Asset Protection Plan (APP). The APP provided for the cessation of production, hot idling of steelmaking facilities, and the sale and liquidation of the integrated steel assets.

As a result of the Chapter 11 Bankruptcy filing, the Plan Sponsor can neither contribute to the Plan nor credit to participants' accounts shares of The LTV Corporation Common Stock (LTV Common Stock). However, when a participant terminates, or when an active participant elects to withdraw, such a distribution or withdrawal will include the shares and the dividends accrued.

Although the Chapter 11 Bankruptcy filing and APP raise significant uncertainty about the Plan's ability to continue as a going-concern, the accompanying financial statements of the Plan have been prepared on a going concern basis. This basis contemplates the continuity of operations and the realization of assets in the ordinary course of business and does not include any adjustments that might result from the outcome of this uncertainty, other than the write-down of shares of LTV Common Stock to zero (See Note B). Upon final liquidation of the Plan Sponsor, the Plan may be terminated and the assets of the Plan liquidated at their then fair value and distributed to participants; no part of the assets of the Plan can be used for or diverted to purposes other than providing benefits to participants under this Plan, or to their beneficiaries.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The accounting records of The LTV Steel Group Employee Stock Ownership Plan (Plan) are maintained on the accrual basis. Plan assets are retained in The LTV Steel Employee Stock Ownership Plan Trust (Trust) administered by Mellon Bank, N.A. as Trustee.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Valuation of Investments: On December 18, 2001, LTV declared that it was the opinion of management and the board of directors that shares of LTV Common Stock were worthless because the value expected to be generated by the sale of its assets under the APP would be insufficient to provide a recovery for common shareholders in the reorganization process. As such, the value of the LTV Common Stock has been written down to zero in the statement of net assets available for benefits at December 31, 2001. The shares of LTV Common Stock were valued at the last reported sales price on the New York Stock Exchange (NYSE) on the last business day of the Plan year for 2000. The fair value of the Temporary Investment Fund is based on the quoted redemption value on the last business day of the Plan year plus accrued income, and is unaffected by LTV's Bankruptcy filing.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C – DESCRIPTION OF THE PLAN

The Plan is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (IRC) which covers substantially all hourly employees of LTV Steel Company, Inc., LTV Steel Tubular Products Company and LTV Steel Mining Company (collectively, Steel Group) who are represented by the United Steelworkers of America (USWA) and who were participants in the Plan on January 1, 1994. The Plan was established effective February 1, 1986.

All Steel Group contributions to the Plan are made in shares of LTV Common Stock or cash. Plan participants are not permitted to make contributions to the Plan.

LTV Common Stock dividends are allocated to participants' Plan accounts in the form of cash and Plan participants have the option to directly receive current year dividend payments. LTV has not declared dividends on its Common Stock since its third quarter 2000.

NOTE C - DESCRIPTION OF THE PLAN - CONTINUED

The amount of LTV Common Stock to be allocated to each individual Plan participant's account is subject to statutory limitations for maximum annual contributions to employee benefit plans. Accordingly, any shares of LTV Common Stock that exceed the limits will be contributed in future plan years and, until such contribution, they are notionally credited to each participant's account under the terms of a separate trust.

Historically, the Plan recorded a receivable from the Steel Group for these additional shares of LTV Common Stock, which qualified for contribution to the Plan in the current Plan Year. As a result of the Chapter 11 Bankruptcy filing, the Steel Group is no longer permitted to make such contributions. Due to the uncertainty related to the collectibility of these shares, no receivable has been recorded at December 31, 2001 or 2000 for employer contributions of common stock.

Plan participants are entitled to withdraw the employer contributions at any time. A participant may elect to receive the distribution in cash, representing the proceeds of the sale of the shares of LTV Common Stock.

This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). With the consent of the Steel Group and the USWA, the Plan may be amended or terminated. Depending on the nature of the agreement between the Steel Group and the USWA, Bankruptcy Court approval of a plan amendment or termination may also be required. Any such action shall not deprive any participant of any vested rights or result in the funds held in trust by the Trustee being used for purposes other than as provided for by the Plan. No part of the assets of the Plan can be used for or diverted to any purpose other than for the exclusive benefit of all participants at any time prior to the satisfaction of all liabilities with respect to such participants.

All trustee fees and other administrative expenses of the Plan, including any Plan Sponsor costs incurred in connection with the Plan participant-directed sale of LTV Common Stock, are borne by the Steel Group.

NOTE D - PARTICIPANT WITHDRAWALS

Participant withdrawals become effective as of the end of the month in which withdrawal requests are received.

NOTES TO FINANCIAL STATEMENTS - CONTINUED
THE LTV STEEL GROUP EMPLOYEE STOCK OWNERSHIP PLAN

December 31, 2001 and 2000 and
Year Ended December 31, 2001

NOTE E - DIFFERENCE BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits and benefits paid per the financial statements to the Form 5500:

	December 31,	
	2001	2000
Net assets available for benefits Per financial statements	$ 1,361,430	$ 2,539,818
Benefit withdrawals requested by participants	(171,871)	(4,992)
Net assets available per the Form 5500	$ 1,189,559	$ 2,534,826

	Year ended December 31, 2001
Benefits paid per the financial statements	$ 806,002
Add: Benefit withdrawals requested by Participants at December 31, 2001	171,871
Less: Benefit withdrawals requested by Participants at December 31, 2000	(4,992)
Benefits paid per the Form 5500	$ 972,881

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

NOTE F - TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees paid during the year ended December 31, 2001 for services rendered by parties-in-interest were based on customary and reasonable rates for such services; the Plan Administrator believes there were no prohibited parties-in-interest transactions during 2001.

NOTE G - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 8, 1996, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note H – SUBSEQUENT EVENT

On February 28, 2002, the Court approved the sale of a majority of LTV's integrated steel making assets to W. L. Ross & Co., LLC. The sale transaction was completed April 12, 2002. The sale of the assets did not affect the value of the LTV Common Stock, as LTV still believes its shares to be worthless.

THE LTV STEEL GROUP EMPLOYEE STOCK OWNERSHIP PLAN
EIN 34-0486510 PLAN 031
Schedule H, 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate Interest, Par or Maturity Value	(d) Cost	(e) Current Value
*	The LTV Corporation	Common Stock; 1,666,922 Shares	$ 26,624,342	$ -
*	Units of Participation in the Mellon Bank, N. A. Temporary Investment Fund	EB Temporary Investment Fund	1,358,905	1,358,905
			$ 27,983,247	$ 1,358,905

* Indicates party-in-interest to the Plan.

EIN 34-0486510 PLAN 031

Schedule H, Line 4j - Schedule of Reportable Transactions

Year Ended December 31, 2001

(a) Identity of Party Involved	(b) Description of Asset (include interest rate and maturity in case of a loan)	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain or (Loss)
Category (i) - Single transactions in excess of 5% of plan assets								
Mellon Bank, NA Temp. Investment Fund			$181,445			$181,445	$ 181,445	$0
Category (iii) - Series of transaction in excess of 5% of plan assets.								
Mellon Bank, NA	Temp. Invest. Fund (25)	$151,551				151,551	151,551	
Mellon Bank, NA	Temp. Invest. Fund (12)		468,215			468,215	468,215	0

There were no category (ii) or (iv) reportable transactions during 2001.

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-54229) pertaining to The LTV Steel Group Employee Stock Ownership Plan, LTV Steel Group ESOP Excess Benefit Plan and LTV Steel Stock Bonus Plan of our report dated June 20, 2002, with respect to the financial statements and schedules of The LTV Steel Group Employee Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst + Young LLP

Cleveland, Ohio
June 20, 2002